ENERFLEX LTD. ANNOUNCES SECOND QUARTER 2025 FINANCIAL AND OPERATIONAL RESULTS

RECORD ADJUSTED EBITDA OF $130 MILLION

ENGINEERED SYSTEMS BACKLOG STEADY AT $1.2 billion; eNERGY iNFRASTRUCTURE CONTRACT BACKLOG REMAINS STRONG AT $1.5 BILLION

Capital expenditures for 2025 targeted at approximately $120 million, including approximately $60 million for growth opportunities

$18 MILLION RETURNED TO SHAREHOLDERS DURING Q2/25 THROUGH DIVIDEND AND SHARE REPURCHASES

NEWS RELEASE

CALGARY, Alberta, August 7, 2025 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three months ended June 30, 2025.

All amounts presented are in U.S. Dollars unless otherwise stated.

Q2/25 FINANCIAL AND OPERATIONAL OVERVIEW

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Generated revenue of $615 million compared to $614 million in Q2/24 and $552 million in Q1/25.
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Recorded gross margin before depreciation and amortization of $175 million, or 29% of revenue, compared to $173 million, or 28% of revenue in Q2/24 and $161 million, or 29% of revenue during Q1/25.
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EI and After-Market Services (“AMS”) product lines generated 65% of consolidated gross margin before depreciation and amortization during Q2/25.
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Engineered Systems (“ES”) gross margin before depreciation and amortization decreased to 18% in Q2/25 compared to 19% in Q2/24, primarily due to product mix.
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SG&A was $61 million for the three months ended June 30, 2025, down $14 million from the prior year period, driven by cost-saving initiatives, improved operational efficiencies, and the absence of one-time integration costs incurred in Q2/24.
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Adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) of $130 million is a new quarterly record for Enerflex and compares to $122 million in Q2/24 and $113 million during Q1/25. Adjusted EBITDA benefitted from higher gross margin before depreciation and amortization, cost-saving initiatives and operational efficiencies.
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Cash provided by operating activities before changes in working capital increased to $89 million in Q2/25 compared to $63 million in Q2/24 and $62 million in Q1/25, a function of higher adjusted EBITDA, lower net finance costs, and lower current tax expense.
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Free cash flow was a use of cash of $39 million in Q2/25 compared to a use of cash of $4 million during Q2/24 and source of cash of $85 million during Q1/25. Compared to the second quarter of 2024, an increase in cash provided by operating activities before changes in working capital was more than offset by increased growth capital spending and a build in net working capital, notably: (1) strategic inventory investments to support future projects, including work in progress related to EI assets and purchases of select major components with increasing lead times; (2) income taxes payable; and (3) executive transition costs.

Q2/25 Earnings News Release

1 ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

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Return on capital employed (“ROCE”)1 increased to 16.4% in Q2/25 compared to 1.7% in Q2/24 and 14.2% in Q1/25. ROCE during the second quarter of 2025 was the highest in over five years, benefitting on a year-over-year basis from an increase in trailing 12-month EBIT and lower average capital employed, predominantly due to a decline in net debt.
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Net earnings increased to $60 million or $0.49 per share in Q2/25 compared to $5 million or $0.04 per share in Q2/24 and $24 million or $0.19 per share in Q1/25. Compared to Q2/24, profitability benefitted from higher gross margin, lower SG&A expenses, lower net finance costs, reduced income tax expense, and an unrealized gain of $15 million related to the redemption options of its senior secured notes.
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Invested $71 million in the business, consisting of $34 million in capital expenditures ($23 million for growth) and $37 million for expansion of an EI project in the EH region that was commissioned in Q3/25 and accounted for as a finance lease. The Company now expects capital expenditures of approximately $120 million this year (previous guidance of $110 million to $130 million), including approximately $60 million allocated to growth opportunities.
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ES backlog as at June 30, 2025 of $1.2 billion was consistent on a year-over-year and sequential basis, providing strong visibility into future revenue generation and business activity levels. Bookings of $365 million during Q2/25 compared to $331 million in Q2/24, $205 million in Q1/25 and a trailing eight quarter average of $329 million. The ES book-to-bill ratio (calculated as bookings divided by revenue) was 1.1x during Q2/25 and was 1.0x on a trailing 12-month basis, highlighting that the Company is consistently replenishing its backlog in line with project execution.
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Enerflex’s U.S. contract compression business continues to perform well, led by increasing natural gas production in the Permian.
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This business generated revenue of $38 million and gross margin before depreciation and amortization of 74% during Q2/25 compared to $37 million and 65% in Q2/24 and $36 million and 72% during Q1/25. Revenue during Q2/25 reflects a shift in rental mix towards longer-term projects and a year-over-year reduction in non-rental activity.
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Utilization remained stable at 94% across a fleet size of approximately 456,000 horsepower. Enerflex expects its North American contract compression fleet will grow to over 475,000 horsepower by the end of 2025.

SHAREHOLDER RETURNS

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The Board of Directors has declared a quarterly dividend of C$0.0375 per share, payable on September 2, 2025, to shareholders of record on August 18, 2025.
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During Q2/25, Enerflex repurchased 1,899,200 Common Shares at an average price of C$10.08 per share. Under the current normal course issuer bid (“NCIB”), the Company is authorized to acquire up to a maximum of 6,159,695 Common Shares or approximately 5% of its public float as at the application date, for cancellation. The NCIB commenced on April 1, 2025 and will terminate no later than March 31, 2026.

BALANCE SHEET AND LIQUIDITY

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Enerflex exited Q2/25 with net debt of $608 million, which included $71 million of cash and cash equivalents, a decrease of $155 million compared to Q2/24 and $44 million higher than the first quarter of 2025. The increase in net debt compared to the first quarter of 2025 was a function of higher cash provided by operating activities before changes in working capital being more than offset by increased growth capital spending and a build in net working capital.
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Enerflex’s bank-adjusted net debt-to-EBITDA ratio was approximately 1.3x at the end of Q2/25, down from 2.2x at the end of Q2/24 and consistent with Q1/25.
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On July 11, Enerflex entered into an amended and restated credit agreement with respect to its syndicated secured revolving credit facility (the “RCF”). The maturity date of the RCF has been extended by three years to July 11, 2028, and availability is unchanged at $800 million. The Company also continues to maintain a $70 million unsecured credit facility (the “LC Facility”) with one of the lenders in its RCF syndicate.

MANAGEMENT COMMENTARY

Q2/25 Earnings News Release 2

Preet S. Dhindsa, Enerflex’s President and Chief Executive Officer (Interim), stated: “We’re proud to deliver another quarter of strong financial and operational performance, reflecting the consistent execution and resilience of our global platform. Our Energy Infrastructure and After-Market Services business lines continue to perform well, reinforcing Enerflex’s capacity to generate stable returns. We maintain solid visibility in our Engineered Systems business, supported by a healthy $1.2 billion backlog at the end of Q2/25, while continuing to closely monitor evolving market dynamics. The long-term fundamentals driving our growth, including global energy security, and the continued increases in demand for natural gas, remain firmly in place and we believe Enerflex is well positioned to take advantage of opportunities across our global platform.”

Joe Ladouceur, Enerflex's Chief Financial Officer (Interim), added: “Enerflex maintained a solid financial position in Q2/25, holding our leverage ratio steady at 1.3 times. Our focus remains on generating sustainable free cash flow, maintaining balance sheet strength, and driving long-term value creation. We continue to prioritize profitability and operational resilience to ensure Enerflex delivers strong and reliable returns for our shareholders.”

SUMMARY RESULTS

	Three months ended June 30,			Six months ended June 30,
($ millions, except percentages)	2025		2024	2025		2024
Revenue	$615		$614	$1,167		$1,252
Gross margin ("GM")	139		136	267		223
GM as a percentage of revenue ("GM %")	22.6%		22.1%	22.9%		17.8%
Selling, general and administrative expenses (“SG&A”)	61		75	118		153
Foreign exchange loss	2		3	2		4
Operating income	76		58	147		66
EBITDA[1]	134		103	239		150
EBIT[1]	92		55	158		58
Net earnings (loss)	60		5	84		(13)
Long-term debt	679		889	679		889
Net debt[2]	608		763	608		763
Cash (used in) provided by operating activities	(4)		12	92		113

Key Financial Performance Indicators (“KPIs”)
ES backlog[3]	$1,227		$1,251	$1,227		$1,251
ES bookings[3]	365		331	570		751
EI contract backlog[4]	1,462		1,604	1,462		1,604
GM before depreciation and amortization (“GM before D&A”)[5]	175		173	336		292
GM before D&A as a percentage of revenue ("GM before D&A %")[5]	28.5%		28.2%	28.8%		23.3%
Adjusted EBITDA[6]	130		122	243		191
Free cash flow[7]	(39)		(4)	46		68
Bank-adjusted net debt to EBITDA ratio[7]	1.3	x	2.2x	1.3	x	2.2x
Return on capital employed (“ROCE”)[7,8]	16.4%		1.7%	16.4%		1.7%

1EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before finance costs and income taxes.

2 Net debt is defined as total long-term debt less cash and cash equivalent as presented in the Financial Statements.

3Refer to the “ES Bookings and Backlog” section of the MD&A for further details.

4Refer to the “EI Contract Backlog” section of the MD&A for further details.

5Refer to the “GM before D&A by Product Line and Recurring GM before D&A” section of the MD&A for further details.

6Refer to the “Adjusted EBITDA” section of the MD&A for further details.

Q2/25 Earnings News Release 3

7Refer to the “Non-IFRS Measures” section of the MD&A for further details.

8Determined by using the trailing 12-month period.

Enerflex’s interim consolidated financial statements and notes (the “financial statements”) and Management’s Discussion and Analysis (“MD&A”) as at June 30, 2025, can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

OUTLOOK

Enerflex’s near-term priorities remain unchanged and include: (1) enhancing the profitability of core operations; (2) leveraging the Company’s leading position in core operating countries to capitalize on expected increases in natural gas and produced water volumes; and (3) maximizing free cash flow to further strengthen Enerflex’s financial position, provide direct shareholder returns, and invest in selective customer supported growth opportunities.

Enerflex continues to expect operating results to be underpinned by the highly contracted EI product line and the recurring nature of AMS, which together are expected to account for approximately 65% of gross margin before depreciation and amortization during 2025. The EI product line is supported by customer contracts expected to generate approximately $1.5 billion of revenue over their remaining terms.

Demand in the ES product line remains constructive, although the Company is actively monitoring near-term risks and uncertainties, including the impact of tariffs and commodity price volatility. Enerflex expects ES revenue to remain steady in the near term, supported by a backlog of approximately $1.2 billion as at June 30, 2025, and gross margin for the ES product line to align more closely with historical averages, reflective of a shift in project mix.

The medium-term outlook for each of Enerflex’s product lines remains attractive, supported by anticipated growth in the supply of natural gas and associated liquids, especially within Enerflex’s North American footprint.

Capital Allocation

Enerflex is refining its capital expenditure guidance for 2025. The Company now expects capital expenditures of approximately $120 million this year (prior guidance of $110 million to $130 million), including approximately $60 million allocated to growth opportunities (prior guidance of $40 million to $60 million) and $60 million for maintenance and PP&E expenditures (prior guidance $70 million). Growth investments will focus on customer-supported opportunities, primarily in the U.S. contract compression business line, where market fundamentals remain strong. This strength is underpinned by expected increases in natural gas production in the Permian Basin and continued capital discipline from industry participants.

Providing meaningful direct shareholder returns is a priority for Enerflex. During Q2/25, Enerflex returned $18 million to shareholders through dividend ($4 million) and share repurchases ($14 million).

The current NCIB commenced on April 1, 2025, and will terminate no later than March 31, 2026, with the Company authorized to acquire up to a maximum of 6,159,695 Common Shares or approximately 5% of its public float as at the application date, for cancellation. During Q2/25, Enerflex repurchased 1,899,200 Common Shares at an average price of C$10.08 per share

Going forward, capital allocation decisions will be based on delivering value to Enerflex shareholders and measured against Enerflex’s ability to maintain balance sheet strength. In addition to disciplined growth capital spending, share repurchases and dividends, Enerflex will also consider further debt reduction to strengthen its balance sheet and lower net finance costs. Unlocking greater financial flexibility positions the Company to respond to evolving market conditions and capitalize on opportunities to optimize its debt stack.

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DIVIDEND DECLARATION

Enerflex is committed to paying a sustainable quarterly cash dividend to shareholders. The Board of Directors has declared a quarterly dividend of C$0.0375 per share, payable on September 2, 2025, to shareholders of record on August 18, 2025.

CONFERENCE CALL AND WEBCAST DETAILS

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, August 7, 2025 at 8:00 a.m. (MDT), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register-conf.media-server.com/register/BI5f86b18a965d4257a4408154efdc3493. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/b7388nss/.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including net debt-to-EBITDA ratio and bank-adjusted net debt-to-EBITDA ratio. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures as indicators of Enerflex’s performance. Refer to “Non-IFRS Measures” of Enerflex’s MD&A for the three months ended June 30, 2025, for information which is incorporated by reference into this news release and can be accessed on Enerflex’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

ADJUSTED EBITDA

	Three months ended June 30, 2025
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$60
Income taxes[1]				14
Net finance costs[1,2]				18
EBIT[3]	$51	$20	$6	$92
Depreciation and amortization	15	10	17	42
EBITDA	$66	$30	$23	$134
Share-based compensation	2	1	-	3
Impact of finance leases
Principal payments received	-	-	8	8
Unrealized gain on redemption options[3]				(15)
Adjusted EBITDA	$68	$31	$31	$130

1The Company included net earnings (loss), income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

3EBIT includes $15 million gain on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

Q2/25 Earnings News Release 5

	Three months ended June 30, 2024
($ millions)	NAM	LATAM	EH	Total
Net loss[1]				$5
Income taxes[1]				27
Net finance costs[1,2]				23
EBIT	$50	$-	$5	$55
Depreciation and amortization	18	17	13	48
EBITDA	$68	$17	$18	$103
Restructuring, transaction and integration costs	2	2	1	5
Share-based compensation	2	-	-	2
Impact of finance leases
Principal payments received	-	-	12	12
Adjusted EBITDA	$72	$19	$31	$122

1The Company included net earnings (loss), income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

FREE CASH FLOW

The Company defines free cash flow as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for EI assets - operating leases and PP&E, mandatory debt repayments, and lease payments, while proceeds on disposals of PP&E and EI assets - operating leases are added back. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure to assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. Free cash flow is also used in calculating the dividend payout ratio.

	Three months ended June 30,		Six months ended June 30,
($ millions, except percentages)	2025	2024	2025	2024
Cash provided by operating activities before changes in working capital and other[1]	$89	$63	$151	$81
Net change in working capital and other	(93)	(51)	(59)	32
Cash (used in) provided by operating activities[2]	$(4)	$12	$92	$113
Less:
Capital expenditures - Maintenance and PP&E	(11)	(9)	(19)	(18)
Capital expenditures - Growth	(23)	(1)	(29)	(9)
Mandatory debt repayments	-	-	-	(10)
Lease payments	(5)	(6)	(11)	(10)
Add:
Proceeds on disposals of PP&E and EI assets - operating leases	4	-	13	2
Free cash flow	$(39)	$(4)	$46	$68
Dividends paid	4	3	10	5
Dividend payout ratio	-	-	21.7%	7.4%

1Enerflex also refers to cash provided by operating activities before changes in working capital and other as “Funds from Operations” or “FFO”.

2Enerflex also refers to cash provided by operating activities as “Cashflow from Operations” or “CFO”.

BANK-ADJUSTED NET DEBT-TO-EBITDA RATIO

The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end, which is then divided by EBITDA for the trailing 12-months. In assessing whether the Company is compliant with the financial covenants related to its debt instruments, certain adjustments are made to net debt and EBITDA to determine Enerflex's bank-adjusted net debt-to-EBITDA ratio. These adjustments and Enerflex's bank-adjusted net-debt-to EBITDA ratio are calculated in accordance with, and derived from, the Company's financing agreements.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION

Q2/25 Earnings News Release 6

Gross margin before depreciation and amortization is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before depreciation and amortization is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words “anticipate”, “believe”, “could”, “expect”, “future”, “may”, “potential”, “should”, “will” and similar expressions, (including negatives thereof) are intended to identify FLI.

In particular, this news release includes (without limitation) FLI pertaining to:

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expectations that the North American contract compression fleet will grow to over 475,000 horsepower by the end of 2025;
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Enerflex’s ability to leverage long-term fundamentals, including global energy security, and the continued increases in demand for natural gas to take advantage of opportunities across Enerflex’s global platform, and the time required in connection therewith, if at all;
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Enerflex’s ability to generate sustainable free cash flow, maintain its balance sheet strength, and drive long-term value creation, and the time required in connection therewith, if at all;
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disclosures under the heading “Outlook” including:
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Enerflex’s ability to deliver on its near-term priorities, including (1) enhancing the profitability of its core operations; (2) leveraging the Company’s leading position in core operating countries to capitalize on expected increases in natural gas and produced water volumes; and (3) maximizing free cash flow to further strengthen Enerflex’s financial position, provide direct shareholder returns, and invest in selective customer supported growth opportunities, and the time required in connection therewith, if at all;
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the highly contracted EI product line and the recurring nature of AMS will, together, account for approximately 65% of Enerflex’s gross margin before depreciation and amortization during 2025;
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customer contracts within Enerflex’s EI product line will generate approximately $1.5 billion of revenue over their remaining terms;
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ES gross margins are expected to align more closely with historical averages while ES revenue will remain steady in the near term;
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supply of natural gas and associated liquids and produced water volumes are anticipated to grow, especially within Enerflex’s North American footprint, supporting an attractive medium-term outlook for each of Enerflex’s product lines;
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total capital expenditures in 2025 will be approximately $120 million, including approximately $60 million allocated to growth opportunities and $60 million for maintenance and PP&E expenditures;
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continued strength in the market fundamentals for U.S. contract compression, underpinned by expected increases in natural gas production in the Permian Basin and continued capital discipline from industry participants;
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considerations to further reduce debt which will strengthen Enerflex’s balance sheet and lower net financing costs and that doing so will position the Company to respond to evolving market conditions and capitalize on opportunities to optimize its debt stack;
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the ability of Enerflex to continue to pay a sustainable quarterly cash dividend; and

Q2/25 Earnings News Release 7

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using free cash generated to fund other non-operating activities including dividend payments, share repurchases, and non-mandatory debt repayments, if at all.

FLI reflect Management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used; general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex’s expectations in respect of its FLI are based on a number of assumptions, estimates and projections developed based on past experience and anticipated trends, including but not limited to:

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the ability of the Company to navigate evolving market conditions and to adjust its business as needed to support long-term resilience and performance in response to increased near-term risks and uncertainties, including the impact of tariffs and commodity price volatility;
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natural gas and associated liquids and produced water volumes across Enerflex’s global footprint will increase in line with expectations;
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market conditions, customer activity, and industry fundamentals will support stable demand across Enerflex’s product lines and geographic regions throughout 2025;
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the high level of contractual commitments within the EI product line and the predictable, recurring revenue from AMS will continue;
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existing customer contracts within the EI product line will remain in effect and with no material cancellations or renegotiations over their remaining terms;
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the execution of projects within the ES product line will proceed as scheduled and the conversion to revenue will proceed without significant delays or cancellations;
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no significant unforeseen cost overruns or project delays;
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market conditions continuing to support the NCIB within the anticipated timeframe; and
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Enerflex will maintain sufficient cash flow, profitability, and financial flexibility to support the ongoing payment of a sustainable quarterly cash dividend, subject to market conditions, operational performance, and board approval.

As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors"in: (i) Enerflex's Annual Information Form for the year ended December 31, 2024, dated February 27, 2025; and (ii) Enerflex's Annual Report dated February 26, 2025, as well as in the Company’s MD&A as at June 30, 2025 and in other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively. Other unpredictable or unknown factors not discussed in this news release could have material adverse effects on the actual results, performance, or achievements of Enerflex expressed in, or implied by, the FLI.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

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The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management's assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company's historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management's best estimates and judgments, and represents the Company's expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,400 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Preet S. Dhindsa

President and Chief Executive Officer (Interim)

E-mail: PDhindsa@enerflex.com

Joe Ladouceur

Chief Financial Officer (Interim)

E-mail: JLadouceur@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

Q2/25 Earnings News Release 9